FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of February 2005


                          EXCEL MARITIME CARRIERS LTD.
                 (Translation of registrant's name into English)

                             67 Akti Miaouli Street
                                  18537 Piraeus
                                     Greece

                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X]   Form 40-F

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes [_]  No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

          Attached hereto as Exhibit 1 is a press releases dated February 10, 2005 announcing the purchase of a vessel by Excel Maritime Carriers Ltd. (the "Company").

ADDITIONAL INFORMATION

          None.

Exhibit 1

[Excel Logo]

NEWS RELEASE for February 10, 2005
Contact: Allen & Caron Inc                 Christopher Georgakis, CEO
                 Joe Allen (investors)               Excel Maritime Carriers Ltd
                 joe@allencaron.com                  +30 210 45 98 692
                 Brian Kennedy (media)     excel@otenet.gr
                 brian@allencaron.com
                 212 691 8087

                  EXCEL MARITIME AGREES TO ACQUIRE MV GALATEIA;
              TWO-YEAR TIME CHARTER TO COMMENCE UPON APRIL DELIVERY

PIRAEUS, GREECE (February 10, 2005) ... Excel Maritime Carriers Ltd (Amex: EXM), a shipping company specializing in the seaborne transportation of dry bulk cargoes such as iron ore, coal and grains, announced that it has agreed to acquire a Panamax bulk vessel, MV Galateia, for a purchase price of $32 million, and has also secured a two-year time charter in line with the Company's fleet deployment strategy.

     MV Galateia (To be renamed "Birthday") is a Panamax bulk carrier of approximately 71,000 dwt, built in 1993 by Hitachi Maizuzu in Japan. The vessel is expected to be delivered in mid-April, and will be immediately deployed on a two-year time charter with a major charterer at $28,250 per day. MV Galateia is the sixth vessel that the Company has agreed to acquire since Christopher Georgakis joined Excel Maritime as CEO in late October 2004 and the third that has entered into period employment. (2 years)

     CEO Georgakis commented, "Following our fleet deployment strategy for new acquisitions, we have secured a two-year time charter for the MV Galateia. The Company anticipates that this charter will be accretive to earnings, and that the EBITDA generated in two years from the charter will be approximately equal to fifty percent of the vessel's purchase price."

About Excel Maritime Carriers Ltd
---------------------------------

     The Company is an owner and operator of dry bulk carriers and a provider of worldwide seaborne transportation services for dry bulk cargo. This includes commodities such as iron ore, coal, grains, as well as bauxite, fertilizers and steel products. The Company currently owns and operates a fleet of two Capesize bulk carriers, three Handymax bulk carriers, and one Handysize bulk carrier. An additional Handymax bulk carrier and three Panamax bulk carriers are expected to be delivered within the next 60 days. After these deliveries the Company's fleet size will increase to ten ships representing a total carrying capacity of 693,075 Mt dwt. The Company was incorporated in 1988 under the laws of Liberia.

The following table represents the existing fleet together with the new acquisitions:

Existing Fleet
--------------
Name                       dwt     Year Built     Type

Fighting Lady            146,313       1983       Capesize
Almar I                  107,140       1979       Capesize
Lady                     41,090        1985       Handymax
Lucky Lady               27,422        1975       Handysize
Petalis                  35,982        1975       Handymax      Agreed to sell
Swift                    37,687        1984       Handymax
Goldmar                  39,697        1984       Handymax
----------------------- ----------
Total                     435,331
======================= ==========

New Acquisitions
Name                       dwt     Year Built     Type          Expected
                                                                Delivery
Isminaki                   74,577      1998       Panamax       02.25.2005
Marybelle                  42,552      1987       Handymax      03.15.2005
First Endeavor             69,111      1994       Panamax       04.15.2005
Galateia (TBR "Birthday    71,504      1993       Panamax       04.20.2005
----------------------- ----------
Total                     257,744
======================= ==========

Grand Total               693,075



Forward Looking Statement
-------------------------
This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters.. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                          EXCEL MARITIME CARRIERS LTD.
                                  (registrant)



Dated:  February 15, 2005                 By: /s/ Christopher J. Georgakis
                                             ----------------------------
                                                 Christopher J. Georgakis
                                                 President and
                                                 Chief Executive Officer





02545.0001 #548750